KT High-Tech Marketing Inc.

14440 Big Basin Way, #12

Saratoga, California 95070

(408) 663-5247

September 30, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Asia Timmons-Pierce, Staff Attorney

Washington, D.C. 20549

RE:	KT High-Tech Marketing Inc.

Registration Statement on Form S-1

File No. 333-212272

Dear Ms. Timmons-Pierce:

KT High-Tech Marketing Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-212272). The Company requests the qualification to be effective as of 5:00 p.m. Eastern time on Wednesday, October 5, 2016.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.

Sincerely,

K-T HIGH-TECH MARKETING INC.

/s/ Michael Mo

Michael Mo

President